02048003

6/28/02

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Month of June 2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

Hanson PLC HNS Director Shareholding

RNS Number:9477W
Hanson PLC
7 June 2002

June 7, 2002

Dear Sirs

HANSON PLC SHARESAVE SCHEME

1. Directors' share interests - Section 329 Companies Act 1985

On June 7, 2002, G Dransfield and S N Vivian directors of the Company, exercised options over 4,620 and 7,700 ordinary shares, respectively,

All of the shares have been retained by Mr Dransfield and Mr Vivian.

2. In total 479 employees exercised options over 820,512 ordinary shares on June 7, 2002 at an exercise price of 224p per share.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

This information is provided by RNS
The company news service from the London Stock Exchange

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Hanson PLC HNS Director Shareholding

RNS Number:3462X
Hanson PLC
17 June 2002

June 17, 2002

Dear Sirs

Hanson PLC sharesave scheme
Directors' share interests - Section 329 Companies Act 1985

On June 17, 2002, A J Murray, Chief Executive of the Company, exercised an option over 4,620 ordinary shares granted at an exercise price of 224p per share under the all employee Hanson Sharesave Scheme.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: July 1, 2002